SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

☐                                 Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to

Commission file number 0-23282

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

NMS Communications Corporation 401(k) Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NMS Communications Corporation

100 Crossing Boulevard
Framingham, Massachusetts 01702

NMS Communications Corporation 401(k) Plan

Index of Financial Statements and Supplemental Schedule

Page(s)
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	5
Notes to Financial Statements	6
Supplemental Schedule:
Schedule H, Part IV, Line 4i—Form 5500—Schedule of Assets (Held at End of Year)	11
Signature	12
Exhibits:
Exhibit 23.01—Consent of Independent Registered Public Accounting Firm

Note:

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
NMS Communications Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of NMS Communications Corporation 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006 These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of NMS Communications Corporation 401(k) Plan as of December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As further discussed in Note 2, in 2006 the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contract Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare Pension Plan (the “FSP”).

/s/ UHY LLP

Boston, Massachusetts
July 11, 2007

NMS Communications Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value (Note 3)	$26,889,898	$24,110,023
Receivables:
Participant contributions	78,097	91,685
Employer contributions	19,738	24,462
Total receivables	97,835	116,147
Liabilities:
Excess participant contributions	21,686	—
Total liabilities	21,686	—
Net assets available for benefits at fair value	26,966,047	24,226,170
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,720	—
Net assets available for benefits	$26,967,767	$24,226,170

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	2,677,998
Interest income	19,462
2,697,460
Contributions:
Participant contributions	2,351,109
Employer contributions	654,724
3,005,833
Total additions	5,703,293
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,960,914
Other	782
Total deductions	2,961,696
Net increase
2,741,597
Net assets available for benefits:
Beginning of year	24,226,170
End of year	$26,967,767

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2006

1.  Description of Plan

The following description of the NMS Communications Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the “Plan Agreement” for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time and part-time employees of NMS Communications Corporation (the “Company”). Regular full-time employees and regular part-time employees regularly scheduled to work 20 or more hours per week are eligible on their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 2, 2006, the Plan terminated its relationship with MassMutual Life Insurance Company (“Mass Mutual”) and Investors Bank & Trust and transferred its assets to Putnam Investments (“Putnam”) and appointed Mercer Trust Company (“MTC”) as the Plan’s trustee. MTC is a wholly-owned subsidiary of Mercer, Inc. (“Mercer”). Mercer and Putnam are both wholly-owned subsidiaries of Marsh McLennan Companies, Inc. In 2005, MassMutual served as custodian and administrator of the Plan’s assets. In addition, Investors Bank & Trust served as a custodian for the common Stock, $0.01 par value per share, of the Company (the “Common Stock”), held by the Plan.

Contributions

Each year, participants in the Plan may contribute up to 50 percent of pretax annual compensation including cash bonuses, subject to certain limitations. The Company will match 50 percent of the participant’s contribution up to 6 percent of the participant’s compensation. Company matching contributions are accrued and paid on a bi-weekly basis. The Company may also elect to make additional discretionary contributions; however, it did not do so during the years ended December 31, 2006 or 2005. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on salary deferral elections, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution and discretionary contribution is based on years of continuous service. A participant is 100 percent vested after three years of continuous service. A participant automatically becomes fully vested upon attainment of normal retirement age, upon disability or death, or upon termination of the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions, in increments of one percent, among the investment options made available under the Plan. Employer matching contributions are allocated according to these same employee contribution selections.

Participant Loans

Participant loans are permitted under the Plan. A participant may apply for a loan of up to 50% of their vested account balance. The minimum loan amount is $1,000 and the maximum is $50,000. New loan interest rates are set at the current prime rate plus 1 percent. Interest rates on outstanding loans ranged from 5.00% to 9.5% at December 31, 2006 and 5.00% to 10.50% at December 31, 2005. The loans are secured by the balances in the participant’s accounts.

Payment of Benefits

Upon termination of service due to death, disability, retirement, separation from service or proven hardship, a participant may elect to receive the value of the vested interest in his or her account in the form of an installment or a lump-sum distribution.

Forfeitures

The Company will use all forfeited amounts to reduce future employer contributions. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $64,996 and $57,091, respectively. Also in the year ended December 31, 2005, employer contributions were reduced by $18,000 from forfeited non-vested accounts. There were no such reductions to employer contributions in the year ended December 31, 2006.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in common stock, common-collective trust and mutual funds are valued at their fair value and net asset value, respectively, which represents the value at which units/shares may be purchased or redeemed. Loans to participants are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded as earned, on the accrual basis.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits and withdrawals are recorded when paid.

Expenses

The Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3.  Investments

The following tables present the fair value of the Plan’s investments:

	December 31,
Description	2006
Harbor Capital International Fund	$3,371,538	*
American Funds Growth Fund of America	2,845,196	*
Putnam S&P 500 Index Fund	2,464,802	*
Putnam Retirement Ready 2020 Fund	2,313,994	*
Western Asset Core Bond Portfolio	2,149,321	*
Van Kampen Growth and Income Fund	2,074,236	*
Putnam Small Cap Growth Fund	1,717,347	*
Putnam Retirement Ready 2035 Fund	1,426,602	*
Putnam Stable Value Fund	1,352,237	*
NMS Communications Corporation Common Stock	505,817
Participant Loans	287,076
Other mutual funds	6,381,732
Total investments at fair value	$26,889,898

	December 31,
Description	2005
Mass Mutual Indexed Equity Fund	$2,762,197	*
Mass Mutual Moderate Journey Fund	2,471,937	*
Mass Mutual Small Cap Growth Fund	2,300,319	*
Mass Mutual Equity Income II Fund	2,178,174	*
Mass Mutual Core Bond Fund	1,984,784	*
Mass Mutual International Equity Fund	1,786,128	*
Mass Mutual Money Market Fund	1,467,156	*
NMS Communications Corporation Common Stock	1,169,645
Participant Loans	285,767
Other mutual funds	36,267
Other common stock	30,626
Other pooled separate accounts	7,637,023
Total investments at fair value	$24,110,023

*                    Investments that represent 5% or more of the Plan’s assets at the end of the year.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $2,677,998 as follows:

Mutual funds	$2,195,571
Pooled separate accounts	638,726
Common collective trusts	258,796
Participant loans	942
Brokerage securities	(15,062)
NMS Communications Corporation Common Stock	(402,695)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,720
$2,677,998

     In 2006, the Plan entered into the Putnam Stable Value Fund, a benefit-responsive investment contract. Putnam maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

    As discussed in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Putnam, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract value of the Plan’s investment in the Putnam Stable Value Fund was $1,353,957 at December 31, 2006.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. During the year ended December 31, 2006, the average yield and crediting interest rates were 4.69 percent and 5.07 percent, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

    Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

4.  Tax Status

The Company adopted a Non-Standardized Prototype Plan, (the “Prototype Plan”) which received a favorable opinion letter from the Internal Revenue Service dated August 9, 2002, which stated that the Prototype Plan is designed in accordance with applicable sections of the Internal Revenue Code (the Code) as of that date. Since then, the Plan has been amended. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code and therefore, the related trust is exempt from taxation.

5.  Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of a termination of the Plan all amounts credited to a participant’s account will be fully vested and would be paid out to the participant as directed by the Company.

6.  Related Party Transactions

The Plan invests in the Common Stock and transactions in the Common Stock are party-in-interest transactions. During the year ended December 31, 2006, the Plan purchased no shares of the Common Stock and sold shares of the common stock having an aggregate value of $261,133. There were no dividends received from the Common Stock during the years ended December 31, 2006 and 2005. Effective June 1, 2005, the Plan no longer offered the choice to Plan participants to contribute to the NMS Communications Stock Fund.

The Plan invests in the mutual funds of Putnam, the Plan custodian, and transactions in these investments are party-in interest transactions.

Loans to participants qualify as party-in-interest transactions.

For the plan year ended December 31, 2005, certain plan investments are units of pooled separate accounts managed by Mass Mutual. Mass Mutual was the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Mass Mutual were $74,959 at December 31, 2005.

7.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for plan benefits per the financial statements to the Form 5500:

	December 31, 2006	December 31, 2005
Net assets available for benefits per the financial statements	$26,967,767	$24,226,170
Plus:
Excess participant contributions	21,686	—
Less:
Participant contribution receivable	(78,097)	(91,685)
Employer contribution receivable	(19,738)	(24,462)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,720)	—
Net assets available for benefits per Form 5500	$26,889,898	$24,110,023

The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006
Net increase in net assets available for benefits per financial statements	$2,741,597
Add:
Prior year participant contributions receivable	91,685
Prior year employer contributions receivable	24,462
Current year excess participant contributions	21,686
Less:
Current year participant contributions receivable	(78,097)
Current year employer contributions receivable	(19,738)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,720)
Net income per Form 5500	$2,779,875

NMS Communications Corporation 401(k) Plan

Schedule of Assets (Held at End of Year)

Schedule H, Part IV, Line 4i—Form 5500

December 31, 2006

(a) Parties-in- interest to the Plan	(b) Identity of Issue Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds
*	Putnam	CRM Mid Cap Value Fund	**	$957,378
*	Putnam	Putnam Small Cap Growth Fund	**	1,717,347
*	Putnam	Putnam Money Market Fund-SDB	**	41,607
	Domini	Domini Social Equity Fund	**	72,497
	Harbor Capital	Harbor Capital International Fund	**	3,371,538
	MSIF	MSIF Trust Mid Cap Growth Fund	**	749,870
	Mainstay	Mainstay Small Cap Opportunity Fund	**	559,935
	Mainstay	Mainstay Balanced Fund	**	60,602
	Oppenheimer	Oppenheimer International Small Company Fund	**	1,328,829
	Western Asset	Western Asset Core Bond Portfolio Fund	**	2,149,321
	American Funds	American Funds Growth Fund of America	**	2,845,196
	Columbia Acorn	Columbia Acorn USA Fund	**	614,572
	Van Kampen	Van Kampen Growth and Income Fund	**	2,074,236
*	Putnam	Putnam Retirement Ready 2010 Fund	**	274,752
*	Putnam	Putnam Retirement Ready 2015 Fund	**	80,779
*	Putnam	Putnam Retirement Ready 2020 Fund	**	2,313,994
*	Putnam	Putnam Retirement Ready 2025 Fund	**	181,714
*	Putnam	Putnam Retirement Ready 2030 Fund	**	312,302
*	Putnam	Putnam Retirement Ready 2035 Fund	**	1,426,602
*	Putnam	Putnam Retirement Ready 2040 Fund	**	84,182
*	Putnam	Putnam Retirement Ready 2045 Fund	**	945,294
*	Putnam	Putnam Retirement Ready 2050 Fund	**	2,159
	Common Collective Trusts
*	Putnam	S&P 500 Index Fund	**	2,464,802
*	Putnam	Stable Value Fund	**	1,352,237
	Brokerage Securities
		Self-directed Brokerage Account	**	115,260
	Common Stock
*		NMS Communications Corporation	**	505,817
*	Participant loans	Interest rates ranging from 5.00%-9.50%	**	287,076
				$26,889,898

*                    Parties-in-interest to the Plan

**             Cost omitted for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities and Exchange act of 1934, the members of the Plan fiduciary committee have caused this Annual report on form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

NMS Communications 401(k) Plan

By	/s/: Tina Robidoux
Tina Robidoux, NMS Communications Corporation
401(k) Plan Administrator

July 11, 2007